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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 17)*


                            ASARCO INCORPORATED
                              (Name of Issuer)


                      Common Stock, without par value
                       (Title of Class of Securities)


                                 043413103
                               (CUSIP Number)


      David M. Munro           Copy to:  Allan M. Chapin
      M.I.M. Holdings Limited             Sullivan & Cromwell
      M.I.M. Plaza                        250 Park Avenue
      410 Ann Street                      New York, NY 10177
      Brisbane, Queensland 4000           (212) 558-4000
     Australia (011) 617-833-8000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            November 17, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
[FN]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 043413103
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M.I.M. Holdings Limited (None)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]

                                                (b)  [ X ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      N/A
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Queensland, Australia
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF              10,353,363
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               10,353,363
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER

- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                  10,353,363
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 24.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC, CO
- ------------------------------------------------------------

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            This Amendment No. 17 To the Statement on Schedule 13D
filed by M.I.M. Holdings Limited, a corporation organized under the laws of the State of Queensland, Commonwealth of Australia ("MIM"), with the Securities and Exchange Commission on July 26, 1981, as amended on August 18, September 2 and September 24, 1981, January 19, March 19, June 8 and June 22, 1982, September 4, September 30, October 10 and October 31, 1985, October 2, 1987, September 26 and December 24, 1990, July 16, 1993 and October 12, 1994 (as so amended, the "Statement"), with respect to shares of Common Stock, without par value (the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation (the "Issuer"), supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.  Security and Issuer.

            The class of equity securities to which the Statement relates is the Common Stock of the Issuer. The Issuer has its principal executive offices at 180 Maiden Lane, New York, New York 10038.

Item 4.  Purpose of Transaction.

            MIM acquired 10,353,363 shares (the "Shares") of the Common Stock prior to 1986 as an investment and to increase the Australian ownership of MIM. On November 17, 1994, MIM and the Issuer and CS First Boston Corporation ("CSFBC") and S.G. Warburg & Co. Inc., as representatives of the several underwriters party thereto (the "Underwriters"), entered into an underwriting agreement, dated
November 17, 1994 (the "Underwriting Agreement") providing for the sale of 6,650,000 of the Shares at a purchase price of $27.02 per Share to the Underwriters. The Underwriting Agreement is attached hereto as Exhibit A. Also on November 17, 1994, MIM and the Issuer and CS First Boston Limited, S.G. Warburg Securities Ltd., Barclays De Zoete Wedd Limited, James Capel & Co. Limited, Cazenove & Co., Commerzbank Aktiengesellschaft, Credit Lyonnais Securities, Deutsche Bank Aktiengesellschaft, Generale Bank, Internationale Nederlanden Bank N.V., Natwest Securities Limited, RBC Dominion Securities Inc., Robert
Fleming & Co. Limited and Swiss Bank Corporation, entered into a subscription agreement, dated November 17, 1994 (the "Subscription Agreement"), providing for the sale of 2,850,000 of the Shares at a purchase price of $27.02 per Share to the managers party thereto (the "Managers"). The Subscription Agreement is attached hereto as Exhibit B. Pursuant to the Underwriting Agreement and the Subscription Agreement, the Underwriters and the Managers were granted an option,

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exercisable by CSFBC, expiring at the close of business on the 30th day after November 17, 1994 to purchase up to 853,363 additional Shares at $27.02 per Share. CSFBC advised MIM on November 18, 1994 of its intention to exercise the option in full. The transaction is scheduled to close on November 23, 1994.

Item 6.  Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer.

            The Underwriting Agreement provides for the sale of 6,650,000 Shares to the several Underwriters at a price per Share of $27.02 on the terms and subject to the conditions set forth therein. The Subscription Agreement provides for the sale of 2,850,000 Shares to the Managers at a price per share of $27.02. Pursuant to the Underwriting Agreement and the Subscription Agreement, the Underwriters and the Managers were granted an option, exercisable by CSFBC, expiring at the close of business on the 30th day after November 17, 1994 to purchase up to 853,363 additional Shares at $27.02 per Share. CSFBC advised MIM on November 18, 1994, of its intention to exercise the option in full. If the transactions are consummated as planned, MIM will have sold all of the Shares.

            On October 18, 1994, MIM, the Issuer and CSFBC entered into an agreement (the "Distribution Agreement") pursuant to which in connection with any underwritten public offering of the Shares by or through CSFBC, CSFBC agreed to use its best efforts to arrange as wide a distribution as reasonably practicable of such Shares. In the absence of the prior consent of the Issuer, CSFBC agreed not to: (i) sell more than 1,000,000 Shares to any purchaser; (ii) sell any Shares to any person or group who has filed a Schedule 13-D with respect to the Issuer continuing to reflect ownership of more than 5% of the Issuer's Common Stock; or (iii) sell any Shares to any purchaser that CSFBC is aware is acting in concert with any other person for the purpose of acquiring more than 1,000,000 Shares in such underwritten public offering. Also pursuant to the Distribution Agreement, the Issuer waived any right of first refusal it may have had in connection with an underwritten public offering so arranged. The Distribution Agreement is attached hereto as Exhibit C.

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Item 7.  Material to be Filed as Exhibits.


Description                                                       Exhibit

Underwriting Agreement, dated November 17, 1994                    1
among MIM and the Issuer, and CS First Boston
Corporation and S.G. Warburg & Co. Inc.,
as representatives of the several Underwriters

Subscription Agreement, dated November 17, 1994,                   2
among MIM, the Issuer and CS First Boston
Limited, S.G. Warburg Securities Ltd.,
Barclays De Zoete Wedd Limited, James
Capel & Co. Limited, Cazenove & Co.,
Commerzbank Aktiengesellschaft, Credit
Lyonnais Securities, Deutsche Bank
Aktiengesellschaft, Generale Bank,
Internationale Nederlanden Bank N.V.,
Natwest Securities Limited, RBC Dominion
Securities Inc., Robert Fleming & Co. Limited
and Swiss Bank Corporation

Agreement, dated October 18, 1994, among MIM,                      3
the Issuer and CS First Boston Corporation

Press Release, dated November 17, 1994                             4

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1994            M.I.M. Holdings Limited


                                    By:  /s/ N.C. Fussell
                                          Name:  N.C. Fussell
                                          Title: Managing Director
                                                 and Chief
                                                 Executive Officer

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                               EXHIBIT INDEX


 Exhibit             Sequential Description                                                                     Page No.

                     Underwriting Agreement, dated November 17, 1994, among MIM and the Issuer, and CS First
                     Boston Corporation and S.G. Warburg & Co. Inc. as representatives of the several
 (1)                 underwriters

                     Subscription Agreement, dated November 17, 1994, among MIM, the Issuer and CS First
                     Boston Limited, S.G. Warburg Securities Ltd., Barclays De Zoete Wedd Limited, James
                     Capel & Co. Limited, Cazenove & Co., Commerzbank Aktiengesellschaft, Credit Lyonnais
                     Securities, Deutsche Bank Aktiengesellschaft, Generale Bank, Internationale Nederlanden
                     Bank N.V., Natwest Securities Limited, RBC Dominion Securities Inc., Robert Fleming &
 (2)                 Co. Limited, and Swiss Bank Corporation

                     Agreement, dated October 18, 1994, among MIM, the Issuer and CS First Boston
 (3)                 Corporation

 (4)                 Press Release, dated November 17, 1994